Exhibit 99.1

For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports First Quarter 2011 Financial Results

Margin earned on lease assets (net spread) was $186 million for the first quarter of 2011, an increase of 40% over first quarter 2010.

Amsterdam, Netherlands; May 5, 2011 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights

•                  First quarter 2011 basic and diluted earnings per share was $0.48, compared with $0.40 for the same period in 2010. First quarter 2011 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $0.50, compared with $0.55 for the same period in 2010.

•                  First quarter 2011 net income was $72.1 million, compared with net income of $34.4 million for the same period in 2010. First quarter 2011 net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $75.3 million, compared to net income of $46.7 million in the first quarter 2010 on the same basis.

•                  Margin earned on lease assets (net spread) was $186.1 million in the first quarter of 2011 compared to $133.0 million in the first quarter of 2010, an increase of 40%.

•                  Basic lease rents for the first quarter of 2011 were $247.3 million, compared to $165.8 million for the same period in 2010, an increase of 49%. Total lease revenue (basic rents, maintenance rents and end-of-lease compensation) for the first quarter of 2011 was $273.3 million, compared to $175.3 million for the same period in 2010, an increase of 56%. The increase was mainly due to the all-share acquisition of Genesis Lease Limited (the “Genesis Transaction”) which occurred on March 25, 2010 and deliveries of forward order aircraft.

•                  Sales revenue for the first quarter of 2011 was $81.1 million, compared to $182.4 million for the same period in 2010. Sales revenue for the first quarter of 2011 was generated from the sale of four aircraft, four engines and parts inventory. Sales revenue for the first quarter of 2010 was higher than first quarter 2011 as a result of the sale of one new A330 aircraft in the first quarter of 2010.

•                  Total revenue for the first quarter of 2011 was $362.3 million, compared to $363.5 million for the same period in 2010.

•                  Committed purchases of aviation assets delivered or scheduled for delivery in 2011 are $814 million, of which $468 million closed in the first quarter of 2011.

•                  Total assets were $9.8 billion at March 31, 2011, an increase of 12% over total assets of $8.7 billion at March 31, 2010. The increase was driven primarily by deliveries of forward order aircraft.

Klaus Heinemann, CEO of AerCap, commented: “AerCap is delivering record numbers on all three P’s (Platform, Portfolio and Profit) that define the performance of aircraft operating lessors. The AerCap Platform now manages total assets reaching US$9.8 billion at the end of the first quarter. The AerCap Portfolio delivered US$273 million in total lease revenue, an increase of 56% over the same period last year. AerCap’s Profit for the quarter reached a new record of US$75.3 million adjusted net income compared to US$46.7 million in the same period last year. AerCap is highly confident that it will continue to deliver on all three performance measures during 2011.”

AerCap’s CFO, Keith Helming, said: “Our strong financial performance of 2010 continued in first quarter 2011. Net spread and adjusted net income rose by 40% and 61% respectively compared to the same period in 2010. We completed $468 million of purchases during first quarter 2011 including seven aircraft and our assets grew to $9.8 billion. With cash on hand of over $500 million, we are well positioned to take advantage of further growth opportunities in 2011.”

Summary of Financial Results

AerCap recorded a first quarter 2011 net income of $72.1 million or $0.48 earnings per basic and diluted share. First quarter 2011 net income amount included net charges relating to the mark-to-market of interest rate caps and share-based compensation of $3.2 million or $0.02 per basic and diluted share, net of tax. The after-tax charge relating to the mark-to-market of our interest rate caps was $1.5 million which reflects changes in forecasted interest rates and the after-tax charge from share-based compensation was $1.7 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended
	March 31,
			% increase/
	2011	2010	(decrease)

Revenues	$362.3	$363.5	(0)%
Net income	72.1	34.4	110%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	75.3	46.7	61%

Net income for the first quarter of 2011 excluding the impact of mark-to-market of interest rate caps and share-based compensation increased by 61%. This increase was primarily caused by an increase in net spread as a result of the Genesis Transaction, the deliveries of forward order aircraft and the purchase of the 50% equity interest in AerVenture from Waha.

Revenue breakdown

	Three months ended
	March 31,
			% increase/
	2011	2010	(decrease)

Lease revenue:
Basic lease rents	$247.3	$165.8	49%
Maintenance rents	26.0	9.5	174%
End-of-lease compensation and other receipts	—	—	0%
Lease revenue	$273.3	$175.3	56%
Sales revenue	81.1	182.4	(56)%
Management fees and interest income	5.4	3.9	38%
Other revenue	2.5	1.9	32%
Total revenue	$362.3	$363.5	(0)%

Basic lease rents were $247.3 million for the first quarter of 2011, an increase of 49% compared to the first quarter of 2010, as a result of our growing asset base. Our average lease assets increased by 50% to $8.1 billion compared to the first quarter of 2010. As shown in the table below, interest expense excluding the impact of the mark-to-market of interest rate caps was $61.2 million in the first quarter of 2011, an 87% increase compared to first quarter of 2010. The increase was primarily driven by the Genesis Transaction and the increase in our lease portfolio from the delivery of forward order aircraft. As a result, net spread increased 40% to $186.1 million in the first quarter of 2011 over the same period in 2010.

	Three months ended
	March 31,
				% increase/
	2011		2010	(decrease)

Basic lease rents	$247.3		$165.8	49%

Interest on debt	$62.9	(a)	$51.4	22%
Plus: mark-to-market of interest rate caps	(1.7)		(18.6)	91%
Interest on debt excluding the impact of mark-to-market of interest rate caps	$61.2		$32.8	87%

Net Spread	$186.1		$133.0	40	%(b)

(a)          Interest on debt for the quarter ended March 31, 2011, includes $7.5 million of amortization of debt issuance cost.

(b)         The increase in net spread is lower than the increase in basic lease rents as a result of the delivery of new forward order aircraft and the Genesis Transaction. For new aircraft, the net spread is lower at the start of the lease because of higher interest expenses resulting from a higher loan to value. For the aircraft acquired through the Genesis Transaction, the net spread is lower as a result of high fixed rate swaps.

Effective tax rate

AerCap’s blended effective tax rate during the first quarter of 2011 was 8.0% (charge), consisting of 8.6% (charge) for AerCap’s aircraft business and 37.6% (credit) for AerCap’s engine and parts business. The blended effective tax rate in 2010 was 8.6% (charge).

Financial position

			% Increase over
	March 31, 2011	March 31, 2010	March 31, 2010

Total cash (incl. restricted)	$532.6	$440.4	21%
Flight equipment held for lease	8,366.6	7,198.4	16%
Total assets	9,789.1	8,709.5	12%
Debt	6,731.1	6,082.5	11%
Total liabilities	7,496.4	6,849.7	9%
Total equity	2,292.7	1,859.8	23%

As of March 31, 2011, AerCap’s portfolio consisted of 350 aircraft and 95 engines that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation. This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. In addition to GAAP net income, we believe this measure may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. Following is a reconciliation of net income excluding the impact of mark-to-market of interest rate caps and share-based compensation to net income for the three month periods ended March 31, 2011 and 2010:

	Three months ended
	March 31,
			% increase/
	2011	2010	(decrease)

Net income	$72.1	$34.4	110%
Plus: mark-to-market of interest rate caps, net of tax	1.5	11.6	(87)%
share-based compensation, net of tax	1.7	0.7	143%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	$75.3	$46.7	61%

Earnings per share excluding the impact of mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such impact by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Net spread (refer to second table under Revenue breakdown section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The reconciliation of net spread to basic rents for the three month periods ended March 31, 2011 and 2010 is included above.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Thursday, May 5, 2011 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 1-866-239-0753 or (International) +31-20-713-2790 and referencing code 7638745 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations.”

The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by AerCap’s management today, Thursday, May 5, 2011, at 12:30 pm Eastern Time at The New York Palace (the Henry Room), 455 Madison Avenue, New York. Doors will open at 12:00 pm.

To participate in either event, please register at: http://client.sharedvalue.net/AerCap/Q111

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com)

or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China, the United Arab Emirates and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	March 31, 2011		December 31, 2010	March 31, 2010
Assets
Cash and cash equivalents	$322,450		$404,450	$225,908
Restricted cash	210,134		222,464	214,485
Trade receivables, net of provisions	58,976		49,055	51,709
Flight equipment held for operating leases, net	8,366,553		8,061,260	7,198,401
Net investment in direct finance leases	28,633		30,069	33,099
Notes receivables, net of provisions	18,153		15,497	50,379
Prepayments on flight equipment	130,784		199,417	411,351
Investments	78,138		72,985	21,596
Goodwill	6,776		6,776	6,776
Intangibles, net	53,364		58,637	80,177
Inventory	124,985		121,085	97,988
Derivative assets	85,183		55,211	30,105
Deferred income taxes	89,680		94,560	111,362
Other assets	215,246		209,141	176,193
Total Assets	$9,789,055		$9,600,607	$8,709,529

Liabilities and Equity

Accounts payable	$18,684		$16,045	$19,986
Accrued expenses and other liabilities	105,176		121,389	80,506
Accrued maintenance liability	423,562		420,824	371,847
Lessee deposit liability	120,689		130,031	146,285
Debt	6,731,055	*	6,566,163	6,082,544
Accrual for onerous contracts	4,800		12,928	13,190
Deferred revenue	52,265		60,061	57,799
Derivative liabilities	40,143		55,769	77,587
Total liabilities	7,496,374		7,383,210	6,849,744

Share capital	1,570		1,570	1,163
Additional paid-in capital	1,334,967		1,333,025	965,875
Accumulated other comprehensive income	5,818		5,005	—
Retained earnings	943,839		871,750	698,576
Total AerCap Holdings N.V. shareholders’ equity	2,286,194		2,211,350	1,665,614
Non-controlling interest	6,487		6,047	194,171
Total Equity	2,292,681		2,217,397	1,859,785

Total Liabilities and Equity	$9,789,055		$9,600,607	$8,709,529

* Includes $86.4 million of subordinated debt received from our joint venture partners

	March 31, 2011	December 31, 2010	March 31, 2010
Supplemental information
Debt/equity ratio	2.9	3.0	3.3
Debt/equity ratio (adjusted for subordinated debt)	2.8	2.8	3.1

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended
	March 31,
	2011	2010

Revenues
Lease revenue	$273,334	$175,310
Sales revenue	81,089	182,454
Interest revenue	689	1,322
Management fee revenue	4,670	2,533
Other revenue	2,490	1,851
Total Revenues	362,272	363,470

Expenses
Depreciation	98,322	63,377
Asset impairment	7,749	—
Cost of goods sold	69,760	156,138
Interest on debt	62,873	51,402
Operating lease in costs	3,051	3,151
Leasing expenses	14,115	10,490
Provision for doubtful notes and accounts receivable	1,643	740
Selling, general and administrative expenses	28,839	29,879
Total Expenses	286,352	315,177

Income from continuing operations before income taxes	75,920	48,293

Provision for income taxes	(6,045)	(4,886)
Net income of investments accounted for under the equity method	2,654	566
Bargain purchase gain (“Amalgamation gain”), net of transaction expenses	—	274

Net income	72,529	44,247

Net income attributable to non-controlling interest	(440)	(9,848)

Net Income attributable to AerCap Holdings N.V.	$72,089	$34,399

Basic and diluted earnings per share	$0.48	$0.40

Weighted average shares outstanding - basic and diluted	149,232,426	85,036,957

Certain reclassifications have been made to prior years consolidated income statements to reflect the current year presentation.

AerCap Holdings N.V.

Consolidated Statements of Cash Flows

(In thousands of U.S. Dollars)

	Three months ended	Three months ended
	March 31,	March 31,
	2011	2010
Net income	72,529	44,247
Adjustments to reconcile net income to net cash provided by operating activities
Amalgamation gain	—	(31,023)
Depreciation	98,322	63,377
Asset impairment	7,749	—
Amortisation of debt issuance cost	7,451	5,306
Amortisation of intangibles	5,273	3,203
Provision for doubtful notes and accounts receivable	1,643	696
Capitalised interest on pre-delivery payments	(39)	(160)
Gain on disposal of assets	478	(20,223)
Change in fair value of derivative instruments	(18,376)	22,339
Deferred taxes	7,859	2,715
Share-based compensation	2,273	879
Changes in assets and liabilities
Trade receivables and notes receivable, net	(14,365)	1,650
Inventories	(368)	5,413
Other assets and derivative assets	(28,944)	7,638
Other liabilities	(48,507)	(14,300)
Deferred revenue	(7,797)	12,746
Net cash provided by operating activities	85,181	104,503

Purchase of flight equipment	(359,889)	(629,729)
Proceeds from sale/disposal of assets	25,943	142,626
Prepayments on flight equipment	(8,678)	(48,527)
Purchase of subsidiaries, net of cash acquired	—	103,691
Purchase of investments	(2,500)	—
Purchase of intangibles	—	(9,006)
Movement in restricted cash	12,330	(42,283)
Net cash used in investing activities	(332,794)	(483,228)

Issuance of debt	405,904	719,378
Repayment of debt	(243,809)	(342,819)
Debt issuance costs paid	(14,819)	(9,931)
Maintenance payments received	41,144	30,584
Maintenance payments returned	(20,538)	(9,924)
Security deposits received	1,910	9,388
Security deposits returned	(6,717)	(2,564)
Capital contributions from non-controlling interests	—	29,000
Net cash provided by financing activities	163,075	423,112

Net (decrease) increase in cash and cash equivalents	(84,538)	44,387
Effect of exchange rate changes	2,538	(1,096)
Cash and cash equivalents at beginning of period	404,450	182,617
Cash and cash equivalents at end of period	322,450	225,908